October 30, 2008

VIA EDGAR

Mr. Michael L. Kosoff

Staff Attorney – Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-4644

Re:	Hartford Life Insurance Co. Separate Account Eleven
Initial Registration Statement on Form N-4
File Nos. 333-151805; 811-10559

Dear Mr. Kosoff:

Enclosed is one copy of Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form N-4 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on October 30, 2008 by Hartford Life Insurance Company (“Hartford”).  In addition to the unmarked copy, Hartford has included one copy of the Registration Statement prospectus, redlined to show the changes from the prospectus in the Initial Filing of the Registration Statement filed by Hartford on June 20, 2008.  Page numbers below refer to the redlined copy of the Registration Statement prospectus.  Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the applicable Registration Statement prospectus.

The purpose of Pre-Effective Amendment No. 1 is to respond to the Staff’s follow-up comments provided to Hartford via telephone on October 27, 2008 with respect to the Initial Filing.  Hartford’s responses incorporating the Staff’s comments are discussed below.

1.              See Question 2.b.  – Please include the names of the portfolio companies (i.e. the individual mutual funds).

This change has been made.

2.              See Question 3.d.  – Please clarify the response supplementally.  Does the employer, not Hartford, charge interest on loans?  If so, wouldn’t interest be charged regardless if the Participant owned this Contract or some other option offered by his or her employer?

Under the tax code, loans from a 403(b) arrangement are considered to be made under the Contract.  However, the availability and any additional terms of the loan may be governed by the employer’s plan document.

Unlike variable life insurance policies, where some portion of interest is retained by the insurer, the amount of interest charged, if any, in connection with a loan from a 403(b) Contract is paid by the Participant and deposited into the Participant’s Account when the loan is repaid.  In effect, neither the employer nor the insurer is “charging” interest to the Participant.  Therefore, disclosure regarding the rate of interest to be charged in connection with a loan is not material to the decision of the Participant to initiate a loan from his or her Participant Account.

3.              See Question 4.b.  – If any mutual funds impose a redemption fee, please explain which funds impose a redemption fee and the terms of the fee.

None of the mutual funds impose a redemption fee with respect to assets invested in the Contract.  While certain mutual funds may have redemption fee policies, the mutual funds available in the prospectus make exceptions for assets invested in qualified retirement plans.

4.              See Question 4.d.  – Please respond.

This change has been made.

5.              See Question 13 – Please disclose whether or not the two methods will yield the same Participant Account value or alternatively please consider removing one of the two methods as the choice may only act to confuse participants.

This change has been made.

6.              See Footnotes on page 29 – Please explain why the prospectus includes funds that are closed.

In the event that the currently closed funds re-open, Hartford will be able to file a prospectus supplement under Rule 497 to re-open the investment option.

7.              See Footnotes on page 29 – Please explain why prior fund names are relevant to a newly issued product.

Footnotes relating to prior fund names have been removed.

8.              See Question 3.d.  – With regard to the loan set up and administrative fee, please include a footnote that this fee does not include any interest rate charged in connection with a loan.

This change has been made.

9.              See Question 1 – Please ensure that any description of contract owner rights (for example voting rights on page 30) clarifies the extent that rights are passed to Participants.

We have added disclosure to the sub-section entitled “Voting Rights” to clarify that Participants may be afforded certain rights regarding proxy voting.

Hartford believes that it has been fully responsive to the Staff’s comments, that the responses do not raise additional issues for the Staff’s consideration and that, other than the changes discussed above, no material changes have been made in the Pre-Effective Amendment.

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statement filed on Form N-4 on October 30, 2008.

We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.

Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

We appreciate your attention to this filing. If you have any comments or questions, please call me at (860) 843-8336, or Chris Grinnell at (860) 843-5445.

Very truly yours,

/s/ Shane Daly

Shane Daly
Counsel